                        1934 Act Registration No. 1-15128

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                            Dated September 15, 2003

                          For the month of August 2003

                       United Microelectronics Corporation
                 (Translation of Registrant's Name into English)

                              No. 3 Li Hsin Road II
                          Science-Based Industrial Park
                             Hsinchu, Taiwan, R.O.C.
                     (Address of Principal Executive Office)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

     Form 20-F          X                        Form 40-F
               -----------------                          ------------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes                                         No      X
         ----------                                 ------------------

     (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)
                                              --------------

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          United Microelectronics Corporation



Date:    9/15/2003              By     /s/   Stan Hung
     ---------------------        --------------------------------------
                                   Stan Hung
                                   Chief Financial Officer

                                     Exhibit

Exhibit           Description

99.1 Announcement on August 27, 2003: UMC and Faraday to Expand Silicon Verified IP Offerings
99.2 Announcement on August 28, 2003: To announce related materials on acquisition of UMCi PTE LTD securities
99.3 Announcement on September 8, 2003: Represent subsidiary Company UMCi Pte Ltd to announce information on acquisition of equipment
99.4 Announcement on September 8, 2003: Represent subsidiary Company UMCi Pte Ltd to announce information on acquisition of equipment
99.5 Announcement on September 8, 2003: Resolutions approved by the 27th meeting, 8th term of Board of Directors
99.6   Announcement on September 9, 2003: August sales
99.7 Announcement on September 15, 2003: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

                                                                    EXHIBIT 99.1

UMC and Faraday to Expand Silicon Verified IP Offerings

1.Date of occurrence of the event:2003/08/27
2.Cause of occurrence: HSINCHU, Taiwan -- August 27, 2003 -- Faraday Technology Corporation (TAIEX: 3035), a leading provider of ASIC design service and silicon proven IP, and UMC (NYSE: UMC), a world leading semiconductor foundry, today announced that Faraday will expand its silicon verified IP offerings on UMC's 0.18-micron, 0.15-micron, and 0.13-micron processes. Faraday is on track to have a comprehensive suite of IP that includes high-speed interface, processor cores, and mixed-signal cores, made available to mutual customers. This agreement will provide customers with an expansive portfolio of Faraday IP cores that target a wide range of IC applications, all proven on UMC silicon. The two companies already have a long-working history of jointly developing cell libraries and embedded memories.
3.Countermeasures:none
4.Any other matters that need to be specified: none

                                                                    EXHIBIT 99.2

To announce related materials on acquisition of UMCi PTE LTD securities

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): UMCi PTE LTD
2.Date of occurrence of the event:2003/08/28
3.Volume, unit price, and total monetary amount of the transaction: Volume:
135,000,000 shares; unit price:$0.875 USD; total amount:$118,125,000 USD
4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Infineon Technologies AG, not related to the Company
5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: Not applicable
7.Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced):Not applicable
8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities)(where originally deferred, the status or recognition shall be stated and explained):Not applicable
9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: one time payment,$118,125,000 USD
10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: price negotiation; net value per share; The Chairman and President Office
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):cumulative volume:346,871,275 shares; amount:$10,711,859,248 NTD; percentage of holdings: 81.43%;status of restriction of rights: no
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets:21.18%; ratio of shareholder's equity:29.64%; the operational capital as shown in the most recent financial statement:$71,840,999 thousand NTD
13.Broker and broker's fee: none
14.Concrete purpose or use of the acquisition or disposition: long term investment on share holdings
15.Net worth per share of company underlying securities acquired or disposed of:$0.9294 USD
16.Do the directors have any objection to the present transaction?: none
17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: none
18.Any other matters that need to be specified: none

                                                                    EXHIBIT 99.3

Represent subsidiary Company UMCi Pte Ltd to announce information on acquisition of equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City):equipment
2.Date of the occurrence of the event:2003/08/01~2003/09/08
3.Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price: transaction volume:9; unit price: NTD73,042,889; total transaction price:NTD657,386,000
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Tokyo Electron Limited, not related to the Company
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: not applicable 7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):not applicable
8.Terms of delivery or payment (including payment period and monetary amount):100% paid after acceptance; restrictive convenants: no; other important stipulations: no
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: The manner of deciding on this transaction: price negotiation The reference basis for the decision on price: market price The decision-making department: Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: not applicable
12.Is the appraisal report price a limited price or specific price?:

not applicable
13.Has an appraisal report not yet been obtained?: not applicable
14.Reason an appraisal report has not yet been obtained: not applicable 15.Broker and broker's fee: none
16.Concrete purpose or use of the acquisition or disposition: for production purpose
17.Do the directors have any objection to the present transaction?: none 18.Any other matters that need to be specified: none

                                                                     EXHBIT 99.4

Represent subsidiary Company UMCi Pte Ltd to announce information on acquisition of equipment
1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):equipment
2.Date of the occurrence of the event:2003/08/01~2003/09/08
3.Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price: transaction volume:2; unit price: NTD570,084,000; total transaction price:NTD1,140,168,000
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML Hong Kong Ltd., not related to the Company
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: not applicable 7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):not applicable
8.Terms of delivery or payment (including payment period and monetary amount):100% paid after acceptance; restrictive convenants: no; other important stipulations: no
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: The manner of deciding on this transaction: price negotiation The reference basis for the decision on price: market price The decision-making department: Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: not applicable

12.Is the appraisal report price a limited price or specific price?:
not applicable
13.Has an appraisal report not yet been obtained?: not applicable
14.Reason an appraisal report has not yet been obtained: not applicable 15.Broker and broker's fee: none
16.Concrete purpose or use of the acquisition or disposition: for production purpose
17.Do the directors have any objection to the present transaction?: none 18.Any other matters that need to be specified: none

                                                                    EXHIBIT 99.5

Resolutions approved by the 27th meeting, 8th term of Board of Directors

1.Date of occurrence of the event:2003/09/08
2.Cause of occurrence: Our board of directors has resolved in the board meeting to dispose no more than 17,000,000 shares of Novatek Microelectronics Corp. through secondary offering. The price of the offering will be in the range of 93% to 97% of the lowest price among the following: 1. The closing price on the pricing date, 2. The average closing price of pricing date and two business days prior to pricing date and 3. The average closing price of pricing date and nine business days prior to pricing date. The actual selling price will depend on book building result and market condition. The board of directors has authorized the chairman to decide the selling price with the underwriters. 3.Countermeasures: none.
4.Any other matters that need to be specified: none.

                                                                    EXHIBIT 99.6

                       United Microelectronics Corporation

                                September 9, 2003

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of August 2003

1) Sales volume (NT$ Thousand)

----------------------------------------------------------------------------------------------------------
      Period              Items               2003               2002            Changes           %
----------------------------------------------------------------------------------------------------------
August             Invoice amount                7,343,156        6,940,002           403,154        5.81%
----------------------------------------------------------------------------------------------------------
Jan - Aug          Invoice amount               55,615,496       47,727,369         7,888,127       16.53%
----------------------------------------------------------------------------------------------------------
August             Net sales                     7,006,371        6,413,016           593,355        9.25%
----------------------------------------------------------------------------------------------------------
Jan - Aug          Net sales                    53,621,492       43,877,172         9,744,320       22.21%
----------------------------------------------------------------------------------------------------------

2) Funds lent to other parties (NT$ Thousand)

-------------------------------------------------------------------------------
                         Balance as of period end
-------------------------------------------------------------------------------
                      This Month          Last Month           Limit of lending
-------------------------------------------------------------------------------
UMC                          0                     0                 32,281,487
-------------------------------------------------------------------------------
UMC's subsidiaries      30,417                30,631                  1,940,958
-------------------------------------------------------------------------------

3) Endorsements and guarantees (NT$ Thousand)

------------------------------------------------------------------------------------------------
                      Change in This Month    Balance as of period end     Limit of endorsements
------------------------------------------------------------------------------------------------
UMC                                      0                          0                 64,562,974
------------------------------------------------------------------------------------------------
UMC's subsidiaries                       0                          0                          0
------------------------------------------------------------------------------------------------
UMC endorses for subsidiaries                                       0                          0
------------------------------------------------------------------------------------------------
UMC's subsidiaries endorse for UMC                                  0                          0
------------------------------------------------------------------------------------------------
UMC endorses for PRC companies                                      0                          0
------------------------------------------------------------------------------------------------
UMC's subsidiaries endorse for PRC companies                        0                          0
------------------------------------------------------------------------------------------------

4) Financial derivatives transactions

a-1   Hedging purpose (for assets/liabilities denominated in foreign currencies)
--------------------------------------------------------------------------------
Underlying assets / liabilities                                              N/A
--------------------------------------------------------------------------------
Financial instruments
--------------------------------------------------------------------------------
Realized profit (loss)
--------------------------------------------------------------------------------
a-2 Hedging purpose (for the position of floating rate liabilities) NT$ thousand
--------------------------------------------------------------------------------
Underlying assets / liabilities                                           15,000
--------------------------------------------------------------------------------
Financial instruments                                         Interest rate swap
--------------------------------------------------------------------------------
Mark to market value                                                        -194
--------------------------------------------------------------------------------
b   Trading purpose: None

                                                                    EXHIBIT 99.7


                       United Microelectronics Corporation
                          For the month of August, 2003
This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation ("UMC") (NYSE : UMC)
2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of August, 2003

1)   The trading of directors, supervisors, executive officers and 10% shareholders
-----------------------------------------------------------------------------------------------------------------
     Title              Name         Number of shares held    Number of shares     Number of shares       Changes
                                     when elected (for        held as of           held as of
                                     Directors,               July 31, 2003        August 31, 2003
                                     Supervisors and
                                     Executive Officers)
                                     or as May 30, 2001

-----------------------------------------------------------------------------------------------------------------
      CMO             Chris Chi                                      3,216,464            3,027,464     (189,000)
-----------------------------------------------------------------------------------------------------------------
   President         Fu-Tai Liou                                     5,619,735            5,579,735      (40,000)
-----------------------------------------------------------------------------------------------------------------

2)   The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :
-----------------------------------------------------------------------------------------------------------------
     Title                     Name                           Number of       Number of                   Changes

                                                              shares pledge   shares pledge

                                                              as of           as of
                                                              July 31, 2003   August 31, 2003

-----------------------------------------------------------------------------------------------------------------
      N/a                      N/a
-----------------------------------------------------------------------------------------------------------------

3) The acquisition assets (NT$ Thousand)
----------------------------------------------------------------------------
            Description of assets           August              Jan - Aug
----------------------------------------------------------------------------
Semiconductor Manufacturing Equipment          452,185             4,249,530
----------------------------------------------------------------------------
Fixed assets                                        43                38,518
----------------------------------------------------------------------------

4) The disposition of assets (NT$ Thousand)
----------------------------------------------------------------------------
            Description of assets           August              Jan -Aug
----------------------------------------------------------------------------
Semiconductor Manufacturing Equipment          318,883             1,339,502
----------------------------------------------------------------------------
Fixed assets                                         0                27,523
----------------------------------------------------------------------------